Exhibit 99.1

POMDOCTOR LIMITED Announces ADS Ratio Change to Be Effective on June 22, 2026

GUANGZHOU, China, June 17, 2026 /PRNewswire/ - POMDOCTOR LIMITED (the “Company”) (NASDAQ: POM), a leading online medical services platform for chronic diseases in China, today announced that, as previously announced on May 28, 2026, the ratio change of its American depositary shares (the “ADSs”) to Class A ordinary shares from the current ratio of one (1) ADS representing one-sixth (1/6) Class A ordinary share to a new ratio of one (1) ADS representing three (3) Class A ordinary shares (the “ADS Ratio Change”) will become effective on June 22, 2026, U.S. Eastern Time (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-eighteen reverse ADS split. There will be no change to the Company’s Class A ordinary shares. On the Effective Date, holders of ADSs in the Direct Registration System and in The Depository Trust Company will have their ADSs automatically exchanged and need not take any action. The exchange of every eighteen (18) then-held existing ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by Citibank, N.A., the depositary bank for the Company’s ADS program (the “Depositary”).

The Company’s ADSs are expected to begin trading on the Nasdaq Stock Market on a post-reverse ADS split basis under the same ticker symbol “POM” at the market opening on the Effective Date. The new CUSIP number for the Company’s ADSs following the ADS Ratio Change will be 73181R207.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements will be distributed to the applicable ADS holders by the Depositary, in each case in accordance with the Depositary’s then-current procedures and practices and after any deductions as provided in the deposit agreement between the Company and the Depositary for the ADSs.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than eighteen times the ADS trading price before the change.

About POMDOCTOR LIMITED

POMDOCTOR LIMITED is a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market based on the number of contracted doctors in 2022, according to Frost & Sullivan. Focusing on chronic disease management and pharmaceutical services, the Company offers a one-stop platform for medical services, organically connecting patients with doctors and pharmaceutical products. The Company’s operations primarily include Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants. Through this model, POMDOCTOR aims to enhance the efficiency and transparency of the healthcare value chain. The Company’s mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses. Its vision is to become the most trustworthy medical and healthcare services platform. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED

Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com